Filed by Masisa S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Masisa S.A.
Registration Statement File No.: 333-123459

NEWS RELEASE

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com

MASISA’S BOARD OF DIRECTORS CALL FOR ANNUAL AND EXTRAORDINARY SHAREHOLDER MEETINGS

Santiago, Chile, March 24, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), Latin America’s leading particleboard, MDF and OSB manufacturer, announced today that its Board of Directors agreed to call for Annual and Extraordinary Shareholder Meetings to be held on April 12, 2005.

Today, the U.S. Securities and Exchange Commission (“SEC”) approved the filing of Masisa’s parent company, Terranova S.A. (“Terranova”), as well as the listing of its American Depositary Receipts (“ADRs”) and the shares of Terranova represented by the ADRs.

This filing is realized within the framework proposed for the merger by absorption of Masisa by its parent, Terranova (“the merger”), given that Masisa currently has an ADR program. Terranova’s ADR’s will be fully bound towards Masisa’s current ADR holders upon approval of the merger, in order to realize the exchange of the corresponding shares (or ADRs, if applicable).

In accordance with the announcement dated August 26th 2004 and the aforementioned, Masisa’s Board of Directors had an extraordinary meeting today, where they agreed to call for an Extraordinary Shareholder meeting to be held on April 12th, 2005 at 12 noon, Chilean time, at the company’s offices located at José Manuel Balmaceda N°8050, Valdivia, Chile. In addition, the Board agreed to hold the Annual Shareholder Meeting on the same date and place, at 10:00 AM, Chilean time.

The citation letters that detail the specific items that will be discussed during these meetings will be delivered to the Superintendencia de Valores y Seguros (Chilean securities regulator), the stock exchanges and shareholders on Monday March 28th, 2005, date in which the first announcement for the Annual Shareholders Meeting and Extraordinary Shareholders meeting will be published in the Chilean newspaper, the “Austral”.

Additional Information and Where to Find It

In connection with the proposed merger, Terranova S.A. has filed a registration statement on Form F-4 that includes an information statement/prospectus and related materials and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the information statement/prospectus and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request to Terranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations, or by telephone at +56-2-350 6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations. or by telephone at +56-2-707 8800.

Forward-Looking Information

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future circumstances, industry conditions and company performance. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause planned actions by Terranova or Masisa, and the actual results or either company, to differ materially from current expectations.

* * * * * * * * *

The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on March 24th, 2005.

March 24th, 2005

Mr. Alejandro Ferreiro Y. Superintendent Superintendence of Values and Insurances Av. Liberator Bernardo O'Higgins N°1449 Santiago
Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Securities Registration No 132

To whom it may concern:

In accordance with the provisions established by article 9 and second item of article 10 of Chilean Corporations Law N°18,045, General Ruling N°30 of the Superintendence of Values and Insurances and duly authorized by the Board of Directors of Masisa S.A. (“Masisa”), I reveal the following important event, regarding Masisa and its business:

-	Today, March 24th 2005, the US Securities and Exchange Commission, securities supervising entity of the United States of America (“SEC”) approved the filing of Terranova S.A.(“Terranova”), listed company under securities registration N°825 and Masisa’s parent company, as well the listing of its American Depositary Receipts (“ADRs”) and the shares of Terranova represented by the ADRs.

-	This filing is realized within the framework proposed for the merger by absorption of Masisa by its parent Terranova (“the merger”), given that Masisa currently has an ADR program. Terranova’s ADR’s will be fully bound towards Masisa’s current ADR holders upon approval of the merger in order to realize the exchange of the corresponding share (or ADR if applicable).

-	In accordance to the announcement dated August 26th 2004 and the above mentioned, the Board of Directors of Masisa met in an extraordinary meeting today, March 24th 2005, and agreed to call and summon an extraordinary shareholders meeting, where shareholders shall emit a pronouncement regarding the merger. The meeting will be held on April 12th 2005 at 12:00PM, at the offices located at José Manuel Balmaceda N°8050, Valdivia. In addition, the Board agreed to call and summon the annual shareholder meeting on the same date and place, at 10:00 AM.

-	The citation letters that detail the specific items that will be treated in the stated meetings, will be delivered to the Superintendence of Values and Insurances, stock exchanges and shareholders on Monday March 28th , 2005, date in which the first citation for the Annual Shareholders Meeting and Extraordinary Shareholders meeting will be published in the newspaper “Austral”.

Respectfully,

Gonzalo Zegers Ruiz-Tagle Executive Vice-president Masisa S.A. * * * * * * * * * *

Additional Information and Where To Find It

In connection with the proposed merger, Terranova S.A. has filed a registration statement on Form F-4 that includes an information statement/prospectus and related materials and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the information statement/prospectus and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request toTerranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations, or by telephone at +56-2-350 6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations. or by telephone at +56-2-707 8800.

Forward-Looking Information

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future circumstances, industry conditions and company performance. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause planned actions by Terranova or Masisa, and the actual results or either company, to differ materially from current expectations.